Exhibit 99.1

MEDIA RELEASE

SMART Appoints Gary Hughes to its Board of Directors

New director replaces Salim Nathoo as Apax Nominee

CALGARY, Alberta — December 2, 2013 — SMART Technologies Inc. (“SMART”) (Nasdaq: SMT) (TSX: SMA) is pleased to announce that Mr. Gary Hughes has been appointed a director of SMART. Mr. Hughes replaces Salim Nathoo as the Apax Partners’ nominee to the company’s board of directors.

Mr. Hughes is an experienced senior executive and corporate director who has had a successful career spanning both the public markets as well as private equity. He is a senior member of Apax’s Operational Excellence Team and a non-executive director at J. Sainsbury Plc. (SBRY.L on the London Stock Exchange) as well as at two private companies; Scottish Exhibition Centre Limited and Get Me Media Limited.

“We are very pleased to welcome Gary to SMART’s board of directors,” said David Martin, SMART’s Chairman. “Gary’s extensive experience in the financial world from both the board and executive perspectives will be a significant asset.”

“I’m delighted to join the board of directors at SMART, and I look forward to helping the business build on its prior successes,” said Gary Hughes.

About SMART

SMART Technologies Inc. is a leading provider of technology solutions that are redefining the way the world works and learns. SMART products enable inspired collaboration in schools and workplaces by turning group work into highly interactive, engaging and productive experiences. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use.

For more information, please contact

Media contact

Marina Geronazzo

Senior Public Relations Manager

SMART Technologies Inc.

Phone 1.403.407.5088

E-mail MarinaGeronazzo@smarttech.com

Investor contact

Investor Relations

SMART Technologies Inc.

Phone 1.877.320.2241

E-mail ir@smarttech.com

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